UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

MAUI LAND & PINEAPPLE COMPANY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

577345-10-1

(CUSIP Number)

John H. Agee

c/o Ka Po’e Hana LLC

PMB 249, 1718 M Street, N.W.

Washington, D.C. 20036-4504

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

SCHEDULE 13D
CUSIP No. 577345-10-1	PAGE 2 of 6

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen M. Case

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 3,130,626 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 3,130,626

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,130,626

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP No. 577345-10-1	PAGE 3 of 6

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ka Po’e Hana LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Virgina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 3,130,626 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 3,130,626

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,130,626

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5%

14.	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 577345-10-1	PAGE 4 of 6

Item 1.    Security and Issuer

This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Statement”), dated August 31, 1999, relating to shares of common stock, no par value (“Common Stock”) of Maui Land & Pineapple Company, Inc., a Hawaii corporation (the “Issuer”). The address of the Issuer’s principal executive office is 120 Kane Street, P.O. Box 187, Kahului, Maui, Hawaii 96733-6687.

Item 2.    Identity and Background

Stephen M. Case:

a.	This Schedule 13D is filed on behalf of Stephen M. Case.

b.	His principal business address is c/o The Case Foundation, PMB 249, 1718 M Street, N.W., Washington, D.C. 20036-4504.

c.	Mr. Case is Chairman of the Board of the Case Foundation, based in Washington D.C.

d.	During the past five years, Mr. Case has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the past five years, Mr. Case has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

f.	Mr. Case is a citizen of the United States.

Ka Po’e Hana LLC:

a.	This Schedule 13D is filed on behalf of Ka Po’e Hana LLC, a Virginia limited liability company.

b.	Its principal business address is PMB 249, 1718 M Street, N.W., Washington, D.C. 20036-4504.

c.	The principal business of Ka Po’e Hana LLC is asset management and administration.

d.	During the past five years, Ka Po’e Hana LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the past five years, Ka Po’e Hana LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

f.	Not applicable.

John H. Agee (as President and Chief Executive Officer of Ka Po’e Hana LLC):

a.	This Schedule 13D is filed on behalf of Ka Po’e Hana LLC, John H. Agee is the President and Chief Executive Officer of Ka Po’e Hana LLC and because of his position is required to provide information pursuant to this Item 2.

b.	His principal business address is c/o Ka Po’e Hana LLC, PMB 249, 1718 M Street, N.W., Washington, D.C. 20036-4504.

c.	John H. Agee is the President and Chief Executive Officer of Ka Po’e Hana LLC.

d.	During the past five years, Mr. Agee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the past five years, Mr. Agee has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

f. Mr. Agee is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

The amount of funds used to purchase the Common Stock on July 28, 2003 was $2,500,000, all of which amount was funded by available cash of Mr. Case.

SCHEDULE 13D
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Item 4.    Purpose of Transaction

Pursuant to the Right of First Refusal Agreement with the Cameron Stockholders (defined in Item 6 herein), Mr. Case purchased 142,045 shares of Common Stock of the Issuer owned by the Cameron Stockholders on July 28, 2003. Additionally, Mr. Case continues to have a right of first refusal to purchase an additional 908,861 shares of Common Stock of the Issuer owned by the Cameron Stockholders, who have a similar right of first refusal as to an equal number of shares owned by Mr. Case.

Mr. Case intends to continue to exercise his rights as a substantial stockholder of the Issuer.

Apart from the foregoing, none of Mr. Case, Ka Po’e Hana LLC or Mr. Agee have plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

In the future, Mr. Case, Ka Po’e Hana LLC or Mr. Agee on behalf of Ka Po’e Hana LLC may determine to purchase additional shares of the Issuer’s Common Stock or may determine to sell shares of the Issuer’s Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects and the prospects of Mr. Case, Ka Po’e Hana LLC and alternative investments.

Item 5.    Interest in Securities of the Issuer

a.	Mr. Case, Ka Po’e Hana LLC and Mr. Agee beneficially own an aggregate of 43.5% of the outstanding shares of Common Stock.

b.	Mr. Case, Ka Po’e Hana LLC and Mr. Agee have the shared power to vote and dispose of all 3,130,626 shares of Common Stock of the Issuer beneficially owned by Mr. Case, subject to the obligation, under certain circumstances, to offer a right of first refusal to the Cameron Stockholders as more fully described in Item 6 below. Ka Po’e Hana LLC and Mr. Agee disclaim beneficial ownership of the 3,130,626 shares of Common Stock.

c.	Pursuant to the right of first refusal, on July 28, 2003, Mr. Case purchased 142,045 shares of Common Stock of the Issuer for $17.60 per share. During the time between September 1, 1999 and November 22, 2002, Mr. Case purchased additional shares of Common Stock of the Issuer, totaling 26,545 shares.

d.	All shares beneficially owned by Stephen M. Case are actually owned by the Stephen M. Case Revocable Trust. Ka Po’e Hana LLC has power of attorney over the 3,130,626 shares of Common Stock that are owned by the Stephen M. Case Revocable Trust. The power of attorney authorizes Ka Po’e Hana LLC to vote the stock and to sell or otherwise make investment decisions with respect to the stock. Therefore, Ka Po’e Hana LLC may be deemed to beneficially own the shares owned of record and beneficially by the Stephen M. Case Revocable Trust. The President and Chief Executive Officer of Ka Po’e Hana LLC, John H. Agee, a director of the Issuer, has authority to act alone on behalf of Ka Po’e Hana LLC in exercising powers under the power of attorney.

e.	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Case entered into a Right of First Refusal Agreement on June 25, 1999 with Richard H. Cameron, Claire C. Sanford, Jared B.H. Sanford, Douglas B. Cameron and Mary C. Sanford as Trustee of the Allan G. Sanford Trust (collectively, the “Cameron Stockholders”). Pursuant to this agreement, 1,011,635 shares of Common Stock of the Issuer, constituting all of the shares of Common Stock of the Issuer owned by the Cameron Stockholders, were subject to a right of first refusal by Mr. Case in certain instances. Currently, 908,861 shares of Common Stock of the Issuer owned by Mr. Case are subject to a similar right of first refusal by the Cameron Stockholders in certain cases. The number of shares of Common Stock owned by Mr. Case subject to this restriction is equal to the number of shares of Common Stock of the Issuer owned by the Cameron Stockholders.

All shares beneficially owned by Stephen M. Case are actually owned by the Stephen M. Case Revocable Trust. Ka Po’e Hana LLC has power of attorney over the 3,130,626 shares of Company stock that are owned by the Stephen M. Case Revocable Trust. The power of attorney authorizes Ka Po’e Hana LLC to vote the stock and to sell or otherwise make investment decisions with respect to the stock. The President and Chief Executive Officer of Ka Po’e Hana LLC, John H. Agee, a director of the Issuer, has authority to act alone on behalf of the LLC in exercising powers under the power of attorney.

As of the date of this Amendment, Mr. Case, Ka Po’e Hana LLC or Mr. Agee are not parties to any other contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or

SCHEDULE 13D
CUSIP No. 577345-10-1	PAGE 6 of 6

withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.    Material to be Filed as Exhibits

Stock Purchase Agreement, between Mr. Case and The Harry and Jeanette Weinberg Foundation, Inc., a Maryland corporation and 300 Corporation, a Maryland corporation, dated June 25, 1999. (incorporated herein by reference, pursuant to Schedule 13D filed as of August 31, 1999)

Stock Purchase Agreement, between Mr. Case and Harry Weinberg Family Foundation, Inc., a Maryland corporation, dated June 25, 1999. (incorporated herein by reference, pursuant to Schedule 13D filed as of August 31, 1999)

Right of First Refusal Agreement, between Mr. Case and Richard H. Cameron, Claire C. Sanford, Jared B.H. Sanford, Douglas B. Cameron and Mary C. Sanford as Trustee of the Allan G. Sanford Trust, dated June 25, 1999. (incorporated herein by reference, pursuant to Schedule 13D filed as of August 31, 1999)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

September 3, 2003
(Date)

/s/ STEPHEN M. CASE
(Signature)

Stephen M. Case
(Name)

September 3, 2003
(Date)

Ka Po’e Hana LLC

/s/ JOHN H. AGEE
By: John H. Agee Title: President and Chief Executive Officer